Exhibit 99.11

LONCOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 18, 2010, is furnished in connection with the solicitation of proxies by the management of LONCOR RESOURCES INC. (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 16th DAY OF JUNE, 2010, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Transfer & Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue Proxy Form to Equity Transfer & Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 42,919,747 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 17, 2010 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat (1)	9,644,018	22.47%

Kevin R. Baker (2)	8,450,998	19.69%

(1)	Mr. Kondrat is Executive Vice President and a director of the Corporation. See "Election of Directors".

(2)	Mr. Baker is a director of the Corporation. See "Election of Directors".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References in this Circular to "$" or "US$" are to United States dollars, references in this Circular to "Cdn$" are to Canadian dollars and references in this Circular to "£" are to United Kingdom pounds.

NUMBER OF DIRECTORS

The Corporation is an Ontario corporation subject to the requirements of the Ontario Business Corporations Act (the "OBCA"), the governing Ontario corporate legislation.  The OBCA provides that where a minimum and maximum number of directors of a corporation is provided for in its articles, the number of directors of the corporation and the number of directors to be elected at the annual meeting of shareholders shall be such number as shall be determined from time to time by special resolution of the shareholders or, if the special resolution empowers the directors to determine the number, by resolution of the directors.  The OBCA also provides that where such a special resolution empowers the directors to determine the number of directors, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.  Where no such special resolution has been passed, the OBCA provides that the number of directors of the corporation shall be the number of directors named in its articles.

A minimum and maximum number of directors of the Corporation is provided for in the Corporation's articles (the Corporation's articles provide for a minimum of three (3) directors and a maximum of ten (10) directors).  Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to pass a special resolution (a) fixing at six (6) the number of directors of the Corporation and the number of directors to be elected at any annual meeting of shareholders of the Corporation, and (b) authorizing the directors of the Corporation to thereafter determine from time to time such number.  The special resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the number of directors of the Corporation, and the number of directors of the Corporation to be elected at any annual meeting of the shareholders of the Corporation, is hereby determined to be six (6) until changed in a manner permitted by the Business Corporations Act (Ontario); and

2.
the directors of the Corporation are hereby empowered to determine hereafter from time to time the number of directors of the Corporation and the number of directors of the Corporation to be elected at any annual meeting of the shareholders of the Corporation, subject to the limitations established by the articles of the Corporation.

To be approved, the above special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is six (6).  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)

Kevin R. Baker, QC (3) Director Calgary, Alberta, Canada	President of Baycor Capital Inc. (a private merchant bank).	September 1, 2000	8,450,998

Peter N. Cowley Chief Executive Officer, President and a director Surrey, United Kingdom	Chief Executive Officer and President of the Corporation.	October 26, 2009	40,000

Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of Banro Corporation (a gold exploration and development company); Executive Vice President of the Corporation; consultant to BRC DiamondCore Ltd. (a diamond exploration company); Executive Vice President of Gentor Resources, Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	August 24, 1993	9,644,018

Richard J. Lachcik (3) Director Oakville, Ontario, Canada	Partner of Macleod Dixon llp (4) (a law firm).	June 29, 1998	11,666

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)

Simon F. W. Village Vice President and a director Kent, United Kingdom	Chairman of the Board of Directors of Banro Corporation (a gold exploration and development company); consultant to BRC DiamondCore Ltd. (a diamond exploration company).	September 17, 2009	160,000

William R. Wilson (3) Director Arvada, Colorado, U.S.A	President and Chief Operating Officer of New Horizon Uranium Corporation (a mineral exploration company).	July 15, 1997	3,333

(1)
Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular.  Based on these requirements, the principal occupations during the last five years of each of Mr. Cowley and Mr. Village must be disclosed.  Mr. Cowley has been Chief Executive Officer and President of the Corporation since November 2009.  He was Chief Executive Officer of Banro Corporation (a gold exploration company) from June 2004 to September 2007 and President of Banro Corporation from June 2004 to March 2008.  He has also been a non-executive director of Cluff Gold plc (a gold mining company) from January 2008 to present.  Mr. Village has been Chairman of the Board of Directors of Banro Corporation since November 2004 and a consultant to BRC DiamondCore Ltd. since May 2007.

(2)
The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Macleod Dixon llp acts as counsel to the Corporation.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records).  Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia Gold Corp. during the time the said cease trade order was in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

BDO Canada llp, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009.  Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Canada llp as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.  The resolutions shareholders will be asked to approve must be passed by a majority of the votes cast by shareholders at the Meeting in respect of each resolution.    Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Canada llp as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

AMENDMENTS TO STOCK OPTION PLAN

The Corporation has a Stock Option Plan (the "Option Plan") for the benefit of directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation.  The board of directors of the Corporation (the "Board") believes that stock options provide an effective tool for the Corporation to enable the Corporation to attract and retain key personnel in the face of competition from much larger companies, without having to sharply increase salary levels.  The Board has made a number of amendments to the Option Plan, which amendments are described below.  A copy of the Option Plan as amended by such amendments is attached to this Circular as Schedule "B".  Shareholders will be asked at the Meeting to approve each of the said amendments and the Option Plan as amended by such amendments (see "Shareholder Approval" below).

Maximum Number Amendments

Section 2 of the Option Plan fixes the maximum number (the "Maximum Number") of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Option Plan.  As a result, as stock options are granted by the Board under the Option Plan, the number of stock options available for future grants is reduced by an amount equal to the number of stock options granted (for example, if the Maximum Number was fixed at 1,000 and if the Board granted 900 stock options, the number of stock options available for future grant would be only 100).  It therefore becomes necessary from time to time to replenish the number of stock options available under the Option Plan in order to be able to continue utilizing the Option Plan.

In October 2009, the Board amended section 2 of the Option Plan to increase the Maximum Number from 2,600,000 shares to 6,000,000 shares (the "First Maximum Number Amendment").  In May 2010, the Board further amended section 2 of the Option Plan to increase the Maximum Number from 6,000,000 shares to 8,000,000 shares (the "Second Maximum Number Amendment").  Reference is made to the copy of the amended Option Plan attached hereto as Schedule "B" (see section 2 of the Option Plan).

There are currently outstanding under the Option Plan a total of 3,590,000 stock options, which means that after taking into account the Second Maximum Number Amendment and assuming that the First Maximum Number Amendment and the Second Maximum Number Amendment are approved by shareholders at the Meeting, the maximum number of new stock options which could be granted under the Option Plan is 4,410,000 stock options.

Of the 3,590,000 stock options which are currently outstanding under the Option Plan, 990,000 (the "Conditional Options") of these were granted subject to and conditional upon the First Maximum Number Amendment being approved by the Corporation's shareholders and by the TSX Venture Exchange.  35,000 of the Conditional Options are exercisable at a price of Cdn$1.00 per share and the balance of the Conditional Options are exercisable at a price of Cdn$1.25 per share.  160,000 of the Conditional Options are held by directors and officers of the Corporation.

Adding Insiders' Restrictions and Changing the Restriction Relating to Consultants

The Board has amended section 4 of the Option Plan (the "Section 4 Amendments") to add restrictions relating to the number of stock options that may be granted under the Option Plan to insiders of the Corporation and to change the restriction relating to stock options that may be granted under the Option Plan to consultants.  The Section 4 Amendments are highlighted in bold below (see items (a), (b) and (e) below; see also the copy of the amended Option Plan attached hereto as Schedule "B"):

Section 4:
"The Board may from time to time grant Stock Options to Eligible Optionees.  At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation available for purchase under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option.  An Eligible Optionee may hold more than one Stock Option at any time, however, at no time shall:

(a)	the number of Common Shares reserved for issuance pursuant to Stock Options granted to Insiders exceed 10% of the outstanding Common Shares;

(b)	the number of Stock Options granted to Insiders, within a 12 month period, exceed 10% of the outstanding Common Shares;

(c)
the number of Common Shares reserved for issuance pursuant to Stock Options or pursuant to any other stock purchase or option plans of the Corporation granted to any one Eligible Optionee exceed 5% of the outstanding Common Shares;

(d)	the number of Common Shares issued pursuant to Stock Options to any one Eligible Optionee, within a one-year period, exceed 5% of the outstanding Common Shares;

(e)	the number of Stock Options granted to any one Consultant in a 12 month period exceed 2% of the outstanding Common Shares; or

(f)	the aggregate number of Stock Options granted to persons employed in Investor Relations Activities exceed 2% of the outstanding Common Shares without the express consent of the TSX Venture Exchange.

Any Stock Options granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Stock Options held by an Eligible Optionee."

Changes to Vesting Section

The Board has amended section 6(b) of the Option Plan to change the vesting schedule specified therein to provide that 1/4 of the stock options granted under the Option Plan shall vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date of the grant of the stock options (and not on the one year, two year, three year and four year anniversaries of such grant date as set out in section 6(b) of the Option Plan prior to the said amendment).  Prior to the amendment, section 6(b) of the Option Plan read as follows:

"Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of the Stock Options granted pursuant hereto will vest on each of the one year, two year, three year and four year anniversaries of the date of the grant of the Stock Options (the "Grant Date").  For greater clarity, unless otherwise determined pursuant to the terms hereof, all Stock Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the four year anniversary of the Grant Date."

As a result of the amendment, section 6(b) of the Option Plan now reads as follows (see also the copy of the amended Option Plan attached hereto as Schedule "B"):

"Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of the Stock Options granted pursuant hereto will vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date of the grant of the Stock Options (the "Grant Date").  For greater clarity, unless otherwise determined pursuant to the terms hereof, all Stock Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the 24 month anniversary of the Grant Date."

Reference is made to the currently outstanding stock options of the Corporation granted by the Board in September 2009 (being 1,885,000 stock options exercisable at a price of Cdn$1.20 per share) (the "September 2009 Options") and in October 2009 (being 750,000 stock options exercisable at a price of Cdn$1.00 per share) (the "October 2009 Options").  As a result of the above-described amendment to section 6(b) of the Option Plan (the "Vesting Section Amendment"), (a) 1/4 of the September 2009 Options shall vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date the September 2009 Options were granted (and not on the one year, two year, three year and four year anniversaries of such grant date as originally provided by the terms of the September 2009 Options), subject to the Vesting Section Amendment being approved by shareholders of the Corporation at the Meeting, and (b) 1/4 of the October 2009 Options shall vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date the October 2009 Options were granted (and not on the one year, two year, three year and four year anniversaries of such grant date as originally provided by the terms of the October 2009 Options), subject to the Vesting Section Amendment being approved by shareholders of the Corporation at the Meeting.  The balance of the Corporation's currently outstanding stock options (which were all granted in March 2010, which total 955,000 stock options and which are exercisable at a price of Cdn$1.25 per share) were granted by the Board with the said two year vesting schedule (i.e. the terms of the stock options granted in March 2010 provide that 1/4 of such stock options will vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date such stock options were granted).  1,210,000 of the September 2009 Options are held by directors and officers of the Corporation.  The October 2009 Options are held by the President and Chief Executive Officer of the Corporation.

Changes to Amendment Section

The Board has amended section 15 of the Option Plan (the "Section 15 Amendments").  Prior to the Section 15 Amendments, section 15 of the Option Plan read as follows:

"15.           Amendments and Termination of Plan

The Corporation shall retain the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Corporation's shares are listed.  Amendments and termination shall take effect only with respect to Stock Options issued thereafter, provided that they may apply to any Stock Options previously issued with the mutual consent of the Corporation and the Eligible Optionees holding such Stock Options."

As a result of the Section 15 Amendments, section 15 of the Option Plan now reads as follows (see also the copy of the amended Option Plan attached hereto as Schedule "B"):

"15.         Amendments and Termination

The Corporation shall retain the right to (a) amend from time to time the terms of the Plan or to terminate the Plan by resolution of the Board, and (b) amend from time to time the terms of outstanding Stock Options by resolution of the Board.  Any such amendments or termination shall be subject to the consent of any applicable regulatory body, including any stock exchange on which the Corporation's shares are listed (to the extent such consent is required).  Any amendment to the terms of outstanding Stock Options shall be subject to the consent of the Eligible Optionee holding such Stock Options.  Any amendment to the terms of the Plan shall take effect only with respect to Stock Options granted thereafter, provided that such amendment may apply to any Stock Options previously granted with the consent of the Eligible Optionees holding such Stock Options."

New Section Added

The Board has amended the Option Plan (the "New Section Amendment") to add the following as a new section at the end of the Option Plan (see also the copy of the amended Option Plan attached hereto as Schedule "B"):

"19.        Administration

This Plan shall be administered by the Board.  The Board shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan.  All decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and on all persons eligible to participate in this Plan, subject to shareholder approval if required by any stock exchange on which the Corporation's shares are listed."

Other Changes

The Board has made the following additional amendments to the Option Plan (the "Miscellaneous Amendments"): (a) the references in the Option Plan to "Nevada Bob's International Inc." were changed to "Loncor Resources Inc." (the previous name of the Corporation was Nevada Bob's International Inc.), (b) the references in the Option Plan to "Canadian Venture Exchange" were changed to "TSX Venture Exchange", (c) the heading of the Option Plan was changed from "2001 Stock Option Plan" to "Stock Option Plan", and (d) the reference in section 8 of the Option Plan to "United States funds" was changed to "Canadian funds".  See the copy of the amended Option Plan attached hereto as Schedule "B".

Shareholder Approval

Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, (a) the amendments made to the Option Plan as described above, and (b) the Option Plan as amended by such amendments.  The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Corporation has made certain amendments (the "Amendments") to the Corporation's Stock Option Plan;

AND WHEREAS the Amendments are described in the Corporation's management information circular dated May 18, 2010 (the "Circular") under the heading "Amendments to Stock Option Plan" and are referred to therein as the First Maximum Number Amendment, the Second Maximum Number Amendment, the Section 4 Amendments, the Vesting Section Amendment, the Section 15 Amendments, the New Section Amendment and the Miscellaneous Amendments;

AND WHEREAS a copy of the Corporation's Stock Option Plan as amended by the Amendments (the "Amended Option Plan") is attached as Schedule "B" to the Circular;

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify each of the Amendments and the Amended Option Plan pursuant hereto;

NOW THEREFORE BE IT RESOLVED THAT:

1.	each of the Amendments be and is hereby approved, confirmed and ratified, and the Amended Option Plan be and is hereby approved, confirmed and ratified; and

2.
any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

AMENDMENTS TO BY-LAW

The Board has made certain amendments to the Corporation's by-law (the "By-Law"), which amendments are described below.  Shareholders will be asked at the Meeting to confirm the said amendments (see "Shareholder Approval" below).

Amendment #1:  Prior to the amendment described below, the third sentence of section 4.02 of the By-Law read as follows:

"A majority of the directors shall be resident Canadians but where the Corporation has only one or two directors that director, or one of the two directors, as the case may be, shall be resident Canadians."

The Board, by resolution, has amended the third sentence of section 4.02 of the By-Law to read as follows:

"At least 25% of the directors shall be resident Canadians, but where the Corporation has less than four directors, at least one director shall be a resident Canadian."

Amendment #2: Prior to the amendment described below, the first sentence of section 4.06 of the By-Law read as follows:

"Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure to elect the number of directors required to be elected at any meeting of shareholders."

The Board, by resolution, has amended the first sentence of section 4.06 of the By-Law to read as follows:

"Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from (a) an increase in the number of directors otherwise than in accordance with subsection 124(2) of the Act, or in the maximum number of directors, as the case may be, or (b) a failure to elect the number of directors required to be elected at any meeting of shareholders."

Amendment #3:  Prior to the amendment described below, section 4.08 of the By-Law read as follows:

"4.08     Canadian Majority - The board shall not transact business at a meeting unless a majority of the directors present are resident Canadians, except where (a) the Corporation has only two directors, only one of whom is resident Canadian, in which event the board shall not transact business unless such resident Canadian is present, or (b) (i) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (ii) a majority of resident Canadian directors would have been present had that director been present at the meeting."

The Board, by resolution, has deleted section 4.08 of the By-Law and replaced it with the following:

"4.08      [intentionally deleted]"

Amendment #4:  Prior to the amendment described below, section 5.01 of the By-Law read as follows:

"5.01         Committee of Directors - The board may appoint from its members one or more committees of directors, however designated, and delegate to any such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.  A majority of the members of any such committee shall be resident Canadians."

The Board, by resolution, has amended section 5.01 of the By-Law to read as follows:

"5.01      Committee of Directors - The board may appoint from its members one or more committees of directors, however designated, and delegate to any such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise."

Shareholder Approval

The Corporation is an Ontario corporation subject to the requirements of the Ontario Business Corporations Act (the "OBCA"), the governing Ontario corporate legislation.  The OBCA provides that the directors of a corporation may, by resolution, amend any by-laws that regulate the business or affairs of the corporation.  However, the OBCA also provides that where the directors amend a by-law, they must submit the amendment to the shareholders of the corporation at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the amendment.  Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to confirm by means of an ordinary resolution, the above-described amendments to the By-Law.  The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Corporation has made certain amendments (the "Amendments") to the by-law of the Corporation;

AND WHEREAS the Amendments are described in the management information circular of the Corporation dated May 18, 2010 under the heading "Amendments to By-Law";

NOW THEREFORE BE IT RESOLVED THAT:

1.	each of the Amendments be and is hereby confirmed without variation or amendment; and

2.
any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

AUDIT COMMITTEE MATTERS

National Instrument 52-110 (Audit Committees) (the "Instrument") provides that the disclosure required by Form 52-110F2 must be included in this Circular.  The following addresses the applicable items identified in Form 52-110F2.

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this Circular as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: William R. Wilson, Kevin R. Baker, QC and Richard J. Lachcik.  Each such member is "financially literate" within the meaning of the Instrument.  Mr. Wilson is "independent" within the meaning of the Instrument and each of Mr. Baker and Mr. Lachcik is not "independent" within the meaning of the Instrument.

Relevant Education and Experience of Audit Committee Members

Mr. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

Mr. Baker - Mr. Baker was Chief Executive Officer and President of the Corporation from September 2000 to November 2009.  He holds a Bachelor of Arts (Economics) and a Bachelor of Laws degree from the University of Alberta.  He was appointed Queens Counsel in 1994.  Mr. Baker has been a member of the audit committee of a number of other public companies.

Mr. Lachcik - Mr. Lachcik has been practising corporate and securities law in Toronto for over 26 years, and has extensive experience in representing public companies.  Mr. Lachcik has been a member of the board of directors of many junior mineral exploration companies such as the Corporation, and been a member of the audit committee of several of these companies.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes the total fees billed by the external auditors of the Corporation for the years ended December 31, 2009 and December 31, 2008.

	2009		2008

Audit Fees	$50,340		$51,779
Audit-Related Fees	Nil		Nil
Tax Fees	$1,135	(1)	$1,092	(1)
All Other Fees	Nil		$23,452	(2)

(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

(2)	The services comprising these fees related to a review in connection with the acquisition by the Corporation of the private company, Loncor Resources Inc.

Exemption

The Corporation is relying upon the exemption set out in section 6.1 of the Instrument.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation of the Corporation's executive officers.  The identified named executive officers of the Corporation (the "NEOs") who are the focus of this CD&A and who appear in the compensation tables of this Circular are: Kevin R. Baker, President and Chief Executive Officer of the Corporation until November 1, 2009, Peter N. Cowley, President and Chief Executive Officer of the Corporation since November 1, 2009, Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO") and Arnold T. Kondrat, Executive Vice President of the Corporation.

On November 28, 2008, the Corporation completed the acquisition (the "Acquisition") of all of the outstanding shares of the private company, Loncor Resources Inc. ("Old Loncor").  Also on November 28, 2008, immediately following this acquisition, the Corporation amalgamated with Old Loncor and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc.  As a result of this acquisition, the business of the Corporation is the exploration of mineral properties in the Democratic Republic of the Congo.  Prior to this acquisition, the Corporation was in the business of licensing the right to use (a) the Nevada Bob's trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob's trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

As the Corporation's business is the exploration of mineral properties, the Corporation often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  As a result, the Board has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options. This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Board Oversight of Compensation

Among its other duties, the Board is responsible for (i) overseeing the Corporation's executive compensation, management succession and development and equity compensation plans, and (ii) ensuring that the Corporation's executive compensation programs are appropriate and reflect the long term interest of the Corporation and its shareholders.  Given the size of the Corporation and the number of directors on the Board, the Board has not delegated any of the above responsibilities to a committee of the Board and performs such functions itself.  In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Compensation Process

The Corporation does not have a formal process for determining executive compensation, but rather, relies on Board discussion as needed as determined by the Board.  There are no formal criteria or analysis in respect of executive compensation.  Neither the Corporation nor the Board has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.  The Board believes that the existing compensation arrangements with the NEOs are appropriate in light of, among other things, the Corporation's business and current stage of development.

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service (see the disclosure in this Circular under "Amendments to Stock Option Plan" for information in respect of the Corporation's Stock Option Plan).  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the Corporation's common shares on the TSX Venture Exchange on the day preceding the grant.

Compensation Strategy

The Corporation strives to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The Corporation also strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.  The Corporation's senior officer compensation is intended to attract, motivate and retain top quality individuals.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary/ management fees	• Attract and retain • Reward	• Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.

Bonuses	• Motivate and reward
• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Motivate and reward • Align interests with shareholders
• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
• Encourages long-term tenure and performance.

The Corporation does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary and Management Fees

The Corporation provides senior officers with base salaries or management fees which represent their minimum compensation for services rendered during the fiscal year.  Base salaries or, as applicable, management fees depend on the officer's experience, responsibilities, skills and performance, general industry trends and practices, the Corporation's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below.  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.  A description of the material terms of the employment contract of Mr. Cowley as President and Chief Executive Officer of the Corporation ("CEO") is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits".

Bonuses

While the Corporation has not yet established a formal annual bonus program, senior officers are generally eligible to receive an annual cash bonus in an amount up to a specified percentage of such officer's base salary.  Senior officers may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution.  No cash bonuses were awarded during fiscal 2009.

Stock Options

The grant of options to purchase common shares of the Corporation is an integral component of the compensation package which the Corporation can provide to its senior officers.  Stock options are granted by the Board pursuant to the Corporation's Stock Option Plan.  The Board believes that stock option grants serve to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  Decisions in respect of stock option grants are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives.  As well, the overall number of stock options outstanding relative to the number of outstanding common shares of the Corporation is also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Corporation's common shares, stock options granted to senior officers have value only if, and to the extent that, the market price of such shares increases, thereby linking equity-based executive compensation to shareholder returns.

During 2009, the Board granted the following number of stock options to NEOs under the Corporation's Stock Option Plan.  See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of these stock option grants.

Name	No. of Stock Options

Kevin R. Baker	300,000
Peter N. Cowley	750,000	(1)
Donat K. Madilo	100,000
Arnold T. Kondrat	300,000

(1)
35,000 of these stock options were granted subject to and conditional upon the First Maximum Number Amendment being approved by the Corporation's shareholders and by the TSX Venture Exchange.  See the disclosure in this Circular under "Amendments to Stock Option Plan".

The stock option grants to Messrs. Baker, Madilo and Kondrat in 2009 were intended to provide long term incentives and to recognize performance.  The stock option grant to Mr. Cowley in 2009 was made as part of his compensation in connection with him joining the Corporation (as per his employment agreement with the Corporation) and is intended to provide long term incentive.

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the financial year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)		Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (3) ($)	All other Compensation ($)		Total Compensation ($)
Kevin R. Baker (1)	2009	Nil		N/A	$263,412	N/A	$79,182	(4)	$342,594
Chief Executive	2008	Nil		N/A	Nil	N/A	$113,148	(4)	$113,148
Officer

Peter N. Cowley (1)	2009	$39,841	(5)	N/A	$610,361	N/A	$10,385	(6)	$660,587
Chief Executive
Officer

Donat K. Madilo	2009	$8,798	(5)	N/A	$87,804	N/A	Nil		$96,602
Chief Financial	2008	Nil		N/A	Nil	N/A	Nil		Nil
Officer

Arnold T. Kondrat	2009	Nil		N/A	$263,412	N/A	$105,576	(8)	$368,988
Executive Vice	2008	Nil		N/A	Nil	N/A	$113,148	(8)	$113,148
President (7)

(1)	On November 1, 2009, Mr. Baker resigned as CEO and President of the Corporation and Mr. Cowley was appointed CEO and President of the Corporation in place of Mr. Baker.

(2)
These amounts represent the grant date fair value of the stock options awarded in 2009 under the Corporation's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using the average exchange rate for 2009 of Cdn$1.00 = US$ US$0.8798.  Grant date fair value of the stock options granted to Messrs. Baker, Madilo and Kondrat was calculated in accordance with the Black-Scholes model using the price of the common shares of the Corporation (the "Common Shares") on the date of grant of Cdn$1.20, with the key valuation assumptions being stock price volatility of 157.43%, risk free interest rate of 1.89%, no dividend yield and expected life of three years.  Grant date fair value of the stock options granted to Mr. Cowley was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.00, with the key valuation assumptions being stock price volatility of 157.75%, risk free interest rate of 1.9%, no dividend yield and expected life of three years.

(3)	The Corporation does not have a non-equity incentive plan.

(4)
Represents management fees earned by Mr. Baker for his services as CEO and President of the Corporation.  These fees were accrued in Canadian dollars.  The U.S. dollar amounts set out in the above table were calculated using, respectively, the average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and the average exchange rate for 2008 of Cdn$1.00 = US$0.9429.

(5)
The salary for Mr. Cowley was paid in United Kingdom pounds.  The U.S. dollar amount set out in the above table was calculated using an exchange rate of US$1.00 = £0.6024.  The salary for Mr. Madilo was paid in Canadian dollars.  The U.S. dollar amount set out in the above table was calculated using the average exchange rate for 2009 of Cdn$1.00 = US$0.8798.

(6)	This amount represents life and medical insurance premiums paid by the Corporation.

(7)	On October 23, 2009, Mr. Kondrat resigned as Chairman of the Board of the Corporation and was appointed Executive Vice President of the Corporation.

(8)
Represents management fees earned by Mr. Kondrat for his services to the Corporation.  These fees were accrued in Canadian dollars.  The U.S. dollar amounts set out in the above table were calculated using, respectively, the average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and the average exchange rate for 2008 of Cdn$1.00 = US$0.9429.

The Corporation does not have any long-term incentive program other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2009:

Outstanding share-based awards and option-based awards

	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)		Number of shares or units that have not vested (#)	Market or Payout value of share-based awards that have not vested ($)
Kevin R. Baker	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$75,000	(3)	N/A	N/A
Peter N. Cowley	Oct. 26, 2009	750,000	$1.00	Oct. 26, 2014	$337,500	(4)	N/A	N/A
Donat K. Madilo	Sept. 30, 2009	100,000	$1.20	Sept. 30, 2014	$25,000	(5)	N/A	N/A
Arnold T. Kondrat	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$75,000	(3)	N/A	N/A

(1)
1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, subject to the Vesting Section Amendment being approved by shareholders of the Corporation at the Meeting (see the disclosure in this Circular under "Amendments to Stock Option Plan").

(2)
This is based on the closing sale price per share of the Common Shares on December 30, 2009 of Cdn$1.45 as reported by the TSX Venture Exchange (the Common Shares did not trade on the TSX Venture Exchange on December 31, 2009).

(3)	This amount is equivalent to US$71,663 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

(4)	This amount is equivalent to US$322,481 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

(5)	This amount is equivalent to US$23,888 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

See the disclosure in this Circular under "Amendments to Stock Option Plan" for information in respect of the Corporation's Stock Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2009:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kevin R. Baker	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO's responsibilities, other than as set out below.

The Corporation and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of CEO and President of the Corporation.  Under the Cowley Agreement, Mr. Cowley is paid an annual salary of 156,000 United Kingdom pounds, and the Corporation may, in the sole discretion of the board of directors of the Corporation, pay to Mr. Cowley a bonus in respect of each financial year of the Corporation during which Mr. Cowley's employment subsists.  The term of the Cowley Agreement expires on November 1, 2011 (but may be renewed for a further period by agreement between the Corporation and Mr. Cowley).  The Corporation may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice.  The Cowley Agreement further provides as follows: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Corporation, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Corporation an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Corporation, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options.  The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley Agreement upon the breach by the Corporation of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Corporation within 30 days after written notice of such breach has been given to the Corporation; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Corporation the salary that would otherwise have been payable to Mr. Cowley over the balance of the term the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

The following table sets out estimates of the incremental amounts payable to Mr. Cowley upon identified termination events as set out in the Cowley Agreement, assuming each such event took place on the last business day of fiscal year 2009.  The table includes the value of unvested stock options that would vest upon the occurrence of the termination event.  See the disclosure in this Circular under "Amendments to Stock Option Plan" for information in respect of the Corporation's Stock Option Plan.

Change of Control
Lump sum payment	£312,000	(1)
Stock options	Cdn$337,500
Constructive Dismissal/Breach of Agreement by the Corporation
Lump sum payment	£286,000	(2)

(1)	This amount is equivalent to US$504,348 based on an exchange rate of £1.00 = US$1.6165 as at December 31, 2009.

(2)	This amount is equivalent to US$462,319 based on an exchange rate of £1.00 = US$1.6165 as at December 31, 2009.

Director Compensation

The directors of the Corporation were not paid any fees by the Corporation during the financial year ended December 31, 2009 for their services in their capacity as directors, other than as set out in the table below under "Director Summary Compensation Table".  The Corporation's directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the stock options are granted.  See the disclosure in this Circular under "Amendments to Stock Option Plan" for information in respect of the Corporation's Stock Option Plan.  See "Director Summary Compensation Table" and "Incentive Plan Awards" below, which set out information in respect of stock options granted to directors during the financial year ended December 31, 2009.

During the financial year ended December 31, 2009, the Corporation incurred legal expenses (and related costs) of Cdn$161,068 (or US$153,900 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009) to Macleod Dixon llp, which acts as legal counsel to the Corporation.  Richard J. Lachcik and Geoffrey G. Farr are partners of Macleod Dixon llp.  Mr. Lachcik is a director of the Corporation and Mr. Farr was a director of the Corporation until his resignation on October 23, 2009 (he remains Corporate Secretary of the Corporation).

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2009, other than Messrs. Baker, Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Baker, Cowley and Kondrat in respect of services rendered during 2009.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)	Total ($)
Richard J. Lachcik	Nil	N/A	$43,902	N/A	Nil (2)	$43,902
Simon F. W. Village	Nil	N/A	$263,412	N/A	Nil	$263,412
William R. Wilson	$4,000	N/A	$43,902	N/A	Nil	$47,902
Geoffrey G. Farr (2)	Nil	N/A	$43,902	N/A	Nil (2)	$43,902

(1)
These amounts represent the grant date fair value of the stock options awarded in 2009 under the Corporation's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using the average exchange rate for 2009 of Cdn$1.00 = US$0.8798.  Grant date fair value of the stock options was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.20, with the key valuation assumptions being stock price volatility of 157.43%, risk free interest rate of 1.89%, no dividend yield and expected life of three years.

(2)
See the disclosure above under "Director Compensation" with respect to the legal expenses (and related costs) incurred by the Corporation to Macleod Dixon llp in 2009.  Messrs. Lachcik and Farr are partners of Macleod Dixon llp, which acts as legal counsel to the Corporation.  Mr. Farr resigned as a director of the Corporation on October 23, 2009.  He remains Corporate Secretary of the Corporation.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2009 by the directors of the Corporation other than Messrs. Baker, Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Baker, Cowley and Kondrat as at December 31, 2009.

Outstanding share-based awards and option-based awards

	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options (2) (Cdn$)		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Richard J. Lachcik	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$12,500	(3)	N/A	N/A
Simon F. W. Village	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$75,000	(4)	N/A	N/A
William R. Wilson	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$12,500	(3)	N/A	N/A
Geoffrey G. Farr	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$12,500	(3)	N/A	N/A

(1)
1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, subject to the Vesting Section Amendment being approved by shareholders of the Corporation at the Meeting (see the disclosure in this Circular under "Amendments to Stock Option Plan").

(2)
This is based on the closing sale price per share of the Common Shares on December 30, 2009 of Cdn$1.45 as reported by the TSX Venture Exchange (the Common Shares did not trade on the TSX Venture Exchange on December 31, 2009).

(3)	This amount is equivalent to US$11,944 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

(4)	This amount is equivalent to US$71,663 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

See the disclosure in this Circular under "Amendments to Stock Option Plan" for information in respect of the Corporation's Stock Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Messrs. Baker, Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2009.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Baker, Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2009.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard J. Lachcik	Nil	N/A	N/A
Simon F. W. Village	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2009, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2009		Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2009	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2009 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	2,635,000	(2) (3)	$1.14	3,365,000	(4)
Equity compensation plans not approved by shareholders	N/A		N/A	N/A
Totals	2,635,000	(2) (3)	$1.14	3,365,000	(4)

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.

(2)
35,000 of these shares relate to stock options which were granted subject to and conditional upon the First Maximum Number Amendment being approved by the Corporation's shareholders and by the TSX Venture Exchange.  See note (4) below as well as the disclosure in this Circular under "Amendments to Stock Option Plan".

(3)
As of the date of this Circular, there are outstanding under the Corporation's Stock Option Plan a total of 3,590,000 stock options.  See the disclosure in this Circular under "Amendments to Stock Option Plan".

(4)
This figure takes into account the First Maximum Number Amendment made by the Board to the Corporation's Stock Option Plan, which increased the number of Common Shares available for issuance under the Stock Option Plan from 2,600,000 shares to 6,000,000 shares.  The First Maximum Number Amendment requires both shareholder approval and the approval of the TSX Venture Exchange.  Shareholders will be asked at the Meeting to approve the First Maximum Number Amendment.  See the disclosure in this Circular under "Amendments to Stock Option Plan" (which includes disclosure relating to not only the First Maximum Number Amendment but also with respect to the Second Maximum Number Amendment which was made by the Board to the Corporation's Stock Option Plan subsequent to December 31, 2009).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2009 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In February 2010, the Corporation completed a brokered private placement financing which involved the issue and sale of a total of 8,166,500 units of the Corporation at a price of Cdn$1.25 per unit for total gross proceeds of Cdn$10,208,125, with each such unit consisting of one Common Share and one-half of one common share purchase warrant of the Corporation (with each whole warrant entitling the holder to purchase one Common Share at a price of Cdn$1.45 for a period of 24 months).  Simon F .W. Village (Vice President and a director of the Corporation) purchased 160,000 units under this financing and Arnold T. Kondrat (Executive Vice President, a director and a 10% Shareholder of the Corporation; see "Voting Securities and Principal Holders Thereof") purchased 160,000 units under this financing.  Mr. Village's address is 6 The Old Yard, Rectory Lane, Brasted, Kent, TN16 1JP, United Kingdom.  Mr. Kondrat's address is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F2 must be included in this Circular.  The following addresses the items identified in Form 58-101F2.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  The Board consists of six persons, two of whom are independent and four of whom have been determined to not be independent.  Each of Simon F. W. Village and William R. Wilson is independent.  Kevin R. Baker (who was CEO and President of the Corporation until November 1, 2009), Peter N. Cowley (who is CEO and President of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation and the largest shareholder of the Corporation) and Richard J. Lachcik (who is a partner of Macleod Dixon llp, which acts as counsel to the Corporation) are not independent of the Corporation.

The Board believes that the fiduciary duties placed on individual directors by the Ontario Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Kevin R. Baker	Calfrac Well Services Ltd.

Peter N. Cowley	Banro Corporation Cluff Gold plc

Arnold T. Kondrat	Banro Corporation BRC DiamondCore Ltd. Gentor Resources, Inc.

Richard J. Lachcik	Banro Corporation South American Gold & Copper Company Limited United Reef Limited

Simon F. W. Village	Banro Corporation BRC DiamondCore Ltd. Gentor Resources, Inc.

William R. Wilson	New Horizon Uranium Corporation BRC DiamondCore Ltd. Alliance Mining Corp.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Corporation's business will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's CEO.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

In accordance with the Ontario Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Assessments

The Board monitors but does not formally assess the performance of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2009 (the "2009 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2009 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2009 MD&A").  Copies of this Circular, the 2009 Financial Statements, the 2009 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2009 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of May 18, 2010.

DATED the 18th day of May, 2010.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo
Chief Financial Officer

SCHEDULE "A"

LONCOR RESOURCES INC.

Terms of Reference
Audit Committee of the Board of Directors of
Loncor Resources Inc.

May 22, 2009

MANDATE

A.           Role and Objectives

The audit committee (the "Committee") is a committee of the board of directors (the "Board") of Loncor Resources Inc. (the "Corporation") established for the purpose of overseeing the accounting and financial reporting process of the Corporation and external audits of the consolidated financial statements of the Corporation.  In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to the Corporation's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit.  The Committee also recommends for Board approval the Corporation's audited annual consolidated financial statements and other mandatory financial disclosure.

The Corporation's external auditor is accountable to the Board and the Committee as representatives of shareholders of the Corporation.  The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of the Corporation;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and the Corporation’s external auditor.

B.           Composition

1.
The composition of the Committee shall be in accordance with the requirements of applicable securities laws, applicable corporate laws, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board.  Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

4.
The Committee shall have access to such officers and employees of the Corporation and to such information respecting the Corporation as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.           Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at such times during each year as it deems appropriate.  Minutes of all meetings of the Committee shall be taken.  The Chief Financial Officer (or, in the event the Corporation does not have a Chief Financial Officer, the person who performs similar functions to a Chief Financial Officer) shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with the Corporation's external auditor (in connection with the preparation of the annual financial statements and otherwise as the Committee may determine).

RESPONSIBILITIES

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Corporation and external audits of the Corporation’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to the Corporation's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements.  The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of the Corporation, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval.  This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between the Corporation and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.
review with management all interim consolidated financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.
be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.
review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

6.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with the Corporation and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to the Corporation;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to the Corporation (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services; and

(i)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

7.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(b)
review with the external auditor its assessment of the internal controls of the Corporation, its written reports containing recommendations for improvement, and the Corporation's response and follow-up to any identified weaknesses;

8.
with respect to risk management, be satisfied that the Corporation has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

9.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

10.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

SCHEDULE "B"

LONCOR RESOURCES INC.

Stock Option Plan

The board of directors of Loncor Resources Inc. (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries.  Capitalized terms, not otherwise defined herein, have the meanings ascribed thereto in the TSX Venture Exchange Corporate Finance Manual.

The terms and conditions of the Plan for issuance of Stock Options are as follows:

1.	Purposes

The principal purposes of the Plan are:

(a)	to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b)	to promote a proprietary interest in the Corporation and its subsidiaries;

(c)	to provide an incentive element in compensation; and

(d)	to promote the profitability of the Corporation and its subsidiaries.

2.	Reservation of Shares

Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 8,000,000 Common Shares.

3.	Eligibility

Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees") who are Directors, Employees, Consultants or Management Company Employees of the Corporation or a subsidiary of the Corporation.  Where the Eligible Optionee is an Employee, Consultant or Management Company Employee, the board of directors of the Corporation (the "Board") shall confirm that the Eligible Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a subsidiary of the Corporation prior to any grant of Stock Options.

Stock Options may also be granted to a corporation which is wholly-owned by an Eligible Optionee if the corporation agrees not to effect or permit any transfer of ownership or option of shares of the corporation, nor to issue further shares of any class in the corporation to any other individual or entity as long as any Stock Options granted to the corporation remain outstanding, without the prior written consent of the TSX Venture Exchange.  Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.

4.	Granting of Stock Options

The Board may from time to time grant Stock Options to Eligible Optionees.  At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation available for purchase under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option.  An Eligible Optionee may hold more than one Stock Option at any time, however, at no time shall:

(a)	the number of Common Shares reserved for issuance pursuant to Stock Options granted to Insiders exceed 10% of the outstanding Common Shares;

(b)	the number of Stock Options granted to Insiders, within a 12 month period, exceed 10% of the outstanding Common Shares;

(c)
the number of Common Shares reserved for issuance pursuant to Stock Options or pursuant to any other stock purchase or option plans of the Corporation granted to any one Eligible Optionee exceed 5% of the outstanding Common Shares;

(d)	the number of Common Shares issued pursuant to Stock Options to any one Eligible Optionee, within a one-year period, exceed 5% of the outstanding Common Shares;

(e)	the number of Stock Options granted to any one Consultant in a 12 month period exceed 2% of the outstanding Common Shares; or

(f)	the aggregate number of Stock Options granted to persons employed in Investor Relations Activities exceed 2% of the outstanding Common Shares without the express consent of the TSX Venture Exchange.

Any Stock Options granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Stock Options held by an Eligible Optionee.

5.	Exercise Price

The exercise price (the "Exercise Price") of each Stock Option shall be determined in the discretion of the Board at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" shall mean the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the Stock Option is granted; provided that in the event the Common Shares are not listed on the TSX Venture Exchange but are listed on another stock exchange or stock exchanges, the foregoing reference to the TSX Venture Exchange shall be deemed to be a reference to such other stock exchange, or if more than one, to such one as shall be designated by the Board, and to the extent that the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board in good faith.

6.	Term and Exercise Periods

(a)
All Stock Options shall be for a term determined in the discretion of the Board at the time of the granting of the Stock Options, provided that no Stock Option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise, a Stock Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Eligible Optionee who holds such Stock Option ceasing to be at least one of a Director, Employee, Management Company Employee or Consultant of the Corporation or a subsidiary of the Corporation.

(b)
Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of the Stock Options granted pursuant hereto will vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date of the grant of the Stock Options (the "Grant Date").  For greater clarity, unless otherwise determined pursuant to the terms hereof, all Stock Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the 24 month anniversary of the Grant Date.

(c)	By way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board may, at the time of the granting of the Stock Option, determine:

(i)
that a Stock Option is exercisable only while the Eligible Optionee remains at least one of a Director, Employee, Management Company Employee or Consultant and for a limited period of time ("Additional Period") after the Eligible Optionee ceases to be at least one of a Director, Employee, Management Company Employee or Consultant (which Additional Period may not exceed 90 days or, in the case of an Eligible Optionee engaged in Investor Relations Activities, 30 days);

(ii)
that a Stock Option can be exercisable for an Additional Period or for its remaining term (which Additional Period or remaining term may not exceed one year) after the death, disability or incapacity of an Eligible Optionee;

(iii)	that a Stock Option has a different vesting schedule than that specified in subsection 6(b) above; or

(iv)
that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person and in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Common Shares of the Corporation, or if any change of control of the Corporation occurs.

7.	Non-Assignability

Other than a limited right of assignment, subject to the terms upon which the Stock Option is granted, in the event of the death of an Eligible Optionee to allow the exercise of Stock Options by the Eligible Optionee's legal representative, Stock Options shall not be assignable or transferable by the Eligible Optionees.

8.	Payment of Exercise Price

All shares issued pursuant to the exercise of a Stock Option shall be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the shares.  All Common Shares issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9.	Non-Exercise

If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, upon the expiry of the Stock Options pursuant to the terms of its grant or the terms hereof, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Stock Options.  Notwithstanding the foregoing, at no time shall there be outstanding Stock Options exceeding, in the aggregate, the number of Common Shares reserved for issuance pursuant to Stock Options under this Plan.

10.	Adjustment in Certain Circumstances

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c)	that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

(d)	that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares;

then in any such case the Board may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

11.	Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

12.	Compliance with Laws

The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the TSX Venture Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Stock Options.

In addition to any resale restrictions that may be applicable under applicable securities laws, all Stock Options and any shares issued on the exercise of Stock Options shall be legended with a four month hold period from the date the Stock Options are granted, as required by the rules of the TSX Venture Exchange.

13.	Disinterested Shareholder Approval

Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction in the Exercise Price if the Optionee is an Insider of the Corporation at the time of a proposed reduction of the Exercise Price.

14.	Form of Stock Option Agreement

All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the TSX Venture Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

15.	Amendments and Termination

The Corporation shall retain the right to (a) amend from time to time the terms of the Plan or to terminate the Plan by resolution of the Board, and (b) amend from time to time the terms of outstanding Stock Options by resolution of the Board.  Any such amendments or termination shall be subject to the consent of any applicable regulatory body, including any stock exchange on which the Corporation's shares are listed (to the extent such consent is required).  Any amendment to the terms of outstanding Stock Options shall be subject to the consent of the Eligible Optionee holding such Stock Options.  Any amendment to the terms of the Plan shall take effect only with respect to Stock Options granted thereafter, provided that such amendment may apply to any Stock Options previously granted with the consent of the Eligible Optionees holding such Stock Options.

16.	Delegation of Administration of the Plan

Subject to the Business Corporations Act (Ontario) or any other legislation governing the Corporation, the Board may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

17.	Applicable Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

18.	Stock Exchange

To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to this Plan is subject to approval of the Plan and the issuance of the Stock Options by the TSX Venture Exchange or other stock exchange upon which the Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

19.           Administration

This Plan shall be administered by the Board.  The Board shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan.  All decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and on all persons eligible to participate in this Plan, subject to shareholder approval if required by any stock exchange on which the Corporation's shares are listed.